Invest in Vampr

entertainment　technology　software　music　app

The largest music social network is about to
become a LinkedIn for all creatives

🐦 f 📷 📶　VAMPR.ME　LOS ANGELES





*Baz and I are both lifelong musicians who spent many years struggling before
making a living from our art. This story is not uncommon. The obstacles aren't
talent or ambition. We simply didn't know the right people. There had to be a
better way. With Vampr we are striving to eradicate this pain point for the next
generation of creative souls.*

Josh Simons Co-founder and CEO @ Vampr

Launching August 27 @ 8PM EST

07 days　**04** hours　**08** minutes　**36** seconds

$100 min　　**Reserve**

♥ REMIND ME　　🐦 f ✉

Payment processed on reservation. Vampr must raise $300,000
to get funded. You may request a refund while funds are in
escrow.

Invest via a
Future Equity Agreement ❓

$7.5M **$6.75M** valuation cap ❓
20.0% discount ❓
$25K+ pro rata right threshold ❓

A SAFE gives you the right to future shares in the
company. If you invest, you're betting the company will
be worth more than $6.75M in the future.

How to earn a return
Learn more about SAFEs

Invest $100+ for
A limited edition Vampr hat + 10% discount on a 12-
month Vampr Pro subscription (upon launch)

$200+
All of the above + a free Emanate Basic Listener
Account

$500+
All of the above + a free upgrade to Emanate Pro Artist
Account

$1,000+
All of the above + a 50% maximum discount on a 12-
month Vampr Pro subscription (upon launch)

$5,000+
All of the above + a Skype conversion with co-founder
Josh Simons or Baz Palmer (you decide!)

$10,000+
All of the above + a lifetime Vampr Pro subscription

$20,000+
All of the above + a dinner with the founders (flights
and accomodation not included)

see less

Why you may want to invest in us...

1 Facilitated over 4 million professional connections in 198 countries

2 $900K in funding from music industry executives and angels

3 Named in Apple's Best of 2017 apps list

4 Multi-award winning platform

5 Next milestone, $3M revenue and 10M users by Q1 2021

6 The future of social media - an online network whose revenues are generated from services rather than selling your data

Our Team



AND OUR MAJOR ACCOMPLISHMENTS

Josh Simons
Co-founder and CEO
B.Bus. Successful songwriter and indie record label manager with over 10 million streams writing for artists such as Travis Scott and with his own band Buchanan, who have global touring experience with Carrie Underwood and Keith Urban





in

Baz Palmer
Co-founder
BA DipEd. Experienced tech entrepreneur with companies turning over $75M/annum. Best known as the songwriter and guitarist for multi-platinum selling band, Hunters & Collectors, one of Australia's most popular acts and a ARIA Hall of Fame inductee





in

Russell Colman
Non-Executive Chairman
B.Eng., M.Sc. 30+ years experience in tech R&D and startup ventures. Most recent venture, ATMECO, was acquired in 2014 by international private group operating worldwide



Troy Walters
CTO
Bachelor of Computer Science and Software Engineering. Live broadcast veteran and developer with all three of Australia's largest television networks



Jasper Blues
Backend and Lead Engineer
Software industry veteran & technical leader across a range of sectors - government, intelligence & entertainment. Distinguished open source contributor as the creator of Typhoon



Kevin Clobes
Head of Growth



Okhan Okbay
iOS Development



Burak Eregar
Android Development



Firdaus Kamaruddin
QA

Why people love us



With Vampr I can quickly flick through and discover the next generation of songwriters and producers, and filter by location. It wasn't this easy before.

Anthony Kilhoffer
4x GRAMMY winning producer and longtime engineer for Kanye West. Former manager of Travis Scott and frequent Kid Cudi collaborator



Music is something best made together. Vampr brings people together to inspire, create, collaborate and grow. It's just what great musicians need in this disconnected digital world.

Matt Adell
Former CEO of Beatport and Vice-President of Napster. Multiple exits under his

belt with 20+ years experience working at the intersection of music and tech

See more on Buzz

Some of our investors



WE'VE RAISED $966,804 FROM 194+ INVESTORS SINCE OUR FOUNDING

Matt Adell

Former CEO of Beatport and Vice-President of Napster. Multiple exits under his belt with 20+ years experience working at the intersection of music and tech



Nick Feldman

Former UK Music Executive and angel investor. He achieved fame and success as one half of Wang Chung and additionally as an executive with Warner Brothers and Sony BMG



Tom Harris

Founder of White Sky Music, handling the finances of over 500 bands, record labels and festivals including Tame Impala, Gotye and Vance Joy



Josh Simons

CEO and co-founder of Vampr



Gigantically Small

Founder



David Rickert

CEO / Founder of Resonate - A Better Way To Send, Receive and Share Music https://www.getresonate.com AppStore: https://apple.co/2wj0Fkv



Ricardo Allen

6 Year Professional Athlete passionate about making dreams a reality! Nothing is off the table, hit me with your best shot!



Rebecca B Redd

Retired schoolteacher and realtor.



John R. Patrick

Former VP - Internet Technology at IBM. Author of five books. Fellow of IEEE. Board member.

along with 185 other investors

In the news



Downloads

Vampr - Summary Deck - Reg CF.pdf

Bandlink Pty Ltd Cap Table - Summary Table.pdf

The Story of Vampr

In early 2015 musician Josh Simons called his longtime colleague and fellow musician Baz Palmer to discuss a perpetual issue facing the music industry and which had plagued the early years of both men's careers. Whilst technology was making it easier than ever to record music, publish music and build a fan base, it hadn't yet solved the problem of networking and fast tracking resulting opportunities for fledgling creatives.

Sure, there were *some* solutions (we'll get to that in a bit) but nothing elegant and simple. This problem needed solving and their respective firsthand frustrations provided the requisite fuel to get things moving.

Vampr was born.



Vampr co founders, Baz Palmer and Josh Simons, in 2016

Fast forward a few years and Vampr is now one of the fastest growing and most active networks of its kind in the world. With just one swipe our app lets musicians connect and collaborate anywhere on the planet.



Half a million people have now joined Vampr in **198 countries** with our largest bases in North America, India, Brazil and Europe. Our community has made over **4 million connections** and produced **hundreds of thousands of new songs** along the way.




vampr

Signup and MAU growth since the launch of Version 2

In 2017 and 2018 **the cost of onboarding a creative person** on Vampr was **9 cents**. This is **3x less** than the **top 10%** of all music apps worldwide.


10K DAUs
8:58 AVERAGE SESSION
$0.09 CPA (2018 AVERAGE)
4M CONNECTIONS
24M SWIPES
vampr

Next Steps - Beyond Music

At the heart of Vampr has always been the belief that the creative community doesn't need more gatekeepers, it needs facilitators. The bigger our community gets, the bigger the opportunity grows for all.

That's why we want to expand our network and **open Vampr up to the all the world's creatives**: from filmmakers to fashion designers, actors to animators - **the hundreds of millions of you immersed in the creative arts.**

This is Vampr's next development stage. But to move to this higher value point we need financial support. **This is where Equity Crowdfunding comes in.** By offering the creative community and wider public the opportunity to invest in Vampr we can help the company and its users steer clear of these industry gatekeepers and get on with building a better future for burgeoning creatives.

It also gives you a **rare opportunity** to get in on the ground floor of a pre-IPO social-professional network with existing traction, an **already ubiquitous brand** among musicians, and to help shape the future of a platform trusted and used by creatives the world over.

And as many of you would know, the value of connecting strangers is substantial. LinkedIn sold for 26 billion dollars in 2016 while Tinder went public with a valuation of 3 billion dollars back in 2015. **That said, growing a social network is risky, takes real commitment, capital and a shared vision.**


THE VALUE OF CONNECTING PEOPLE
WORK
REST
PLAY
PASSION
Linked in
facebook
tinder
vampr
$26bn sale
$430bn mkt cap
$3bn sale
OPPORTUNITY
vampr

That's why **we want you** to own a piece of us and help us make Vampr the **LinkedIn for all creatives** - the place to establish your network, showcase your work, find the job you

really want, communicate and collaborate with like minded souls, keep informed and be inspired.

Investing in any startup is risky and we have gone out of our way to outline those risks below, however with an **addressable market of 1 Billion+ creative hobbyists** who lack a social and professional network which adequately meets their needs, Vampr is uniquely positioned to capture this market and grow to a billion dollar company, making good on your investment.

Awards and Industry Recognition

Vampr has been consistently acknowledged by tech and creative industry leaders, from being included in **Apple's Best Of The Year** apps list, receiving online accelerator funding support from **Amazon** and **Facebook**, and partnering with **Capitol Records** for their recent Capitol Royale hackathon event. We've also been blessed with multiple awards, from **SF MusicTech** in North America to the **Lovie Awards** in Europe.





Awards

Online Accelerators

Vampr Stories: Pulling off the impossible at Capitol Records
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CRASH

Why Us?

There is no better team in the world equipped for this challenge. Everyone at Vampr has enjoyed a career in the creative arts. Literally everyone, including our developers.

We understand inherently that people *will* spend money to further their career, because we all spent a boatload of hard earned cash to further our own. Our CEO Josh Simons has worked with everyone from Travis Scott to Keith Urban, racking up tens of millions of streams along the way. Co-founder Baz Palmer is a Hall of Fame musician. His band Hunters & Collectors reached 12x Platinum sales and toured the world for more than twenty years.



Vampr - Meet the Founders
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Investors from our last fundraising round include Nick Feldman of 80's pop band Wang Chung and our advisory board includes former Beatport CEO and Native Instruments CDO Matt Addell.

Many of us at Vampr started off playing the club circuit, and would eventually graduate to theatres and ultimately arenas. As part of that journey we had the opportunity to work with phenomenal creative minds across so many fields, from graphic designers to audio technicians, from lighting experts to marketing gurus.

We understand a creative person's requirements at every step of the journey. **We translate this to Vampr**. We didn't have to learn how to *'find our audience'*, to use tech speak - we just spoke directly with them.



Ahead of launching this campaign we went above and beyond the minimum amount of disclosure and transparency required by the SEC. We voluntarily engaged CrowdCheck to conduct an exhaustive due diligence process and audit of the company's history, record keeping and corporate standing so we could offer prospective investors trust in our story and assurance that our operations are in full compliance within the law.

Their due diligence report is available to read here.

The CrowdCheck tick of approval, alongside the required financial GAAP review and additional disclosures in our Form C, should provide confidence in our management, and a comprehensive look inside our company's trading history and decision making. We are proud of our transparency as it is a rare commodity in early stage startups

Alternatives to Vampr and Competition

Every day tens of thousands of listings are shared on Craigslist, Fiverr and Facebook Groups all with creatives looking for work. These options are ok for one-off gigs but they aren't platforms designed for creatives to build meaningful relationships and a network of like minded people; a community invested in your long-term creative journey. It's opportunities, it's conversations, it's friendship and support.

If time is our most valuable asset then resorting to classifieds in the 21st century is not a solution at all for advancing your creative life.

Vampr has modernized networking for musicians who are finding lifelong creative partners all over the world (check out our Instagram which highlights Vampr Stories showing just this).



We publish Vampr Stories sent to us by our community on our Instagram feed

We now want to do the same for people in other creative fields.

Plenty of startups (and more recently imitators) have attempted and continue to attempt to crack this space. We'd argue that no one has come close since MySpace... that is of course before Murdoch made a mess of that one 😉

Last year we conducted a three month study using Apptopia data where we recorded the mobile growth rates of other startups in our space. Jammcard, Treble, Reverbnation, we're sure you've heard of a few. We'll let this chart tell the rest of the story.


WHAT MAKES VAMPR DEFENSIBLE?
GROWTH + SCALE
EXISTING AND NEW CHALLENGERS CAN'T KEEP UP
CASE STUDY IN Q2 2018...
▲8% MoM
vampr
48K
MONTHLY NEW USERS
RYSE
REVERBNATION
TREBLE
jammcard
29K
COMBINED
▼4% MoM
COMPETITOR DATA SUPPLIED BY apptopia
vampr

Traction Is Our Measure of Trust

The below graph shows just how much we grew the Vampr community in both size and activity since the last we raised capital up until the end of the audit period (December 2018). We have grown even further since then.


TRACTION SINCE LAST ISSUE OF EQUITY
PEAK DAUs
2,451
406% increase
12,398
SIGNUPS
31,333
1,203% increase
408,247
SWIPES
720,491
3,006% increase
22,378,854
CONNECTIONS
92,973
3,897% increase
3,715,913
June 2017
December 2018
vampr

When we closed our last funding rounds we respectively (and optimistically) forecast 10,000 users in Year 1 and 100,000 users in Year 2.

Never in our wildest dreams did we think half a million users was possible with just under a million dollars in cash. Suffice to say, our investors are very happy indeed and will be joining us again in this crowdfunding round.


Vampr Value
Vampr value and user numbers over time
User Numbers
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
500,000
450,000
400,000
350,000
300,000
250,000
Value based on capital raising
Sign-ups
vampr
Vampr Inc CF SAFE value - June 2019



3,000,000				■		200,000
2,000,000		■	■	■		150,000
						100,000
1,000,000					● Round 2 User Forecast	50,000
●	■			● Round 1 User Forecast		


Jul-15
Jun-16
Jun-17
Jun-18

As a location-based social and professional mobile platform, our success depends on our user growth. One factor in assessing our valuation is the rate of user growth and total sign-ups. As shown in our chart titled "Vampr value and user numbers over time", previous investors have supported progressively higher valuations based on user growth.

The Future - Vampr Version 3

This brings us to the future of the platform. Half a million users is great, but how do we reach saturation point? How can we make a return on your investment and how can we increase value to our users?

With $1,500,000 Vampr will be on track to on-board well over 10 million users in the next five years. We will invest in expanding the platform with new features and added functionality.

As you may know Vampr is currently a one-to-one social network with simple engagement tools. This was a conscious and effective strategy to kick start a community of creators. **Now we need to turbo charge that effort.**

And we will do this with the introduction of the feed. Watch your contacts network with one another and engage with each other's updates. Comment, like and share the things you love. Create and search within custom tags and creative skillsets. Build your public identity on the world's largest creative network, expanding your opportunities.


Vampr - The Future of the Platform
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vampr
Networking has never looked this

> *This was an early preview of the future of Vampr music. Picture how good this will be when we're joined by the rest of the world's creatives* 🤩

Watching your peers network is a learning experience and we are committed to building a framework that facilitates education in a highly social environment.

How We'll Grow With Your Investment

We will deploy all funds raised to build and market Vampr Version 3 over an 18 month period. In this period we project revenues of 3 million dollars, taking the company to a position of self-sustaining profitability.

That is to say, the next time we go out to raise funds, we won't be doing it out of necessity, we'll be doing it to scale our revenues - and we hope you'll be around to share in that success.


USE OF FUNDS
$1.5MILLION
TO BE DEPLOYED OVER 18 MONTHS
NEXT STEPS:
Build Vampr Pro (Subscription Module)
Develop In-House Sales Team
Further Multilingual App Support
Create First Meaningful Revenues
PROJECTED GROWTH:
1.3M Monthly Active Users by December 2020
50% DAU/MAU ratio by end of funds drawdown
USD
MAUs


PROJECTED REVENUE:
$3M Gross Revenue by December 2020
Derived primarily through subscription
vampr

Additional financial detail and specific use of funds can be found below

How Does Vampr Make Money?


PATHWAYS TO MEANINGFUL REVENUE
Freemium Product
Status: In Market
450,000 Users
Contextual Ads & Content Promotion
CPE and Lead based with Creator Services, Manufacturers & Retailers
With Funds: Sales Hires & Process Development
Consumer
Industry
ARPU $1.20 (H2 2020)
30% of Projected Revenues
Premium Suite
Status: Fully Scoped
Crowd Tested
Subscription: Vampr Pro
Lead Gen Tools, Profile Visibility Boost, Verified Accounts, Additional Hosting Space
With Funds: 12 Month Technical Build with Incremental Deployments
ARPU $2.69 (H2 2020)
70% of Projected Revenues
vampr

The Business Model

Advertising is an obvious low hanging fruit and our business model accounts for 30% of revenues coming from this stream. We have already tested ad campaigns with the **BBC** and **Atlantic Records**. We observed an average click through rate (CTR) **10x higher than that of Facebook**.


CONTEXTUAL ADS ON VAMPR – MODEL CAMPAIGN DATA
BBC
AVE. 15K UNIQUE ENGAGEMENTS
20% CTR
(10x HIGHER THAN FACEBOOK)
ATLANTIC
vampr

Advertising on Vampr

All that remains is the hiring of a sales team and the development of a reliable sales process. We will use some of the funds raised to achieve this objective.

Far closer to our hearts is the introduction of **Vampr Pro** - our subscription, premium tier. Vampr Pro has been 2 years in the making. It's the product of extensive analysis of how other 'Meet Platforms' and creative networks make money. We've also taken into account common feature requests from our existing community.


THE FUTURE OF VAMPR – SOCIAL & SUBSCRIPTION
INTRODUCING:
FEED
NOTIFICATIONS
INSTAGRAM & SPOTIFY INTEGRATION
ENDORSEMENTS


PLAYLISTS
VAMPR PRO $4.99 / MONTH
vampr

Vampr Pro

'Meet Platforms' are social networks that are built on the interaction of strangers as apposed to friends. Think LinkedIn and Tinder, versus Facebook and Twitter. These platforms make the vast majority of money from premium features that enhance the user's networking opportunities, as opposed to running ads. **With Vampr Pro we will extend a user's reach on the platform on multiple fronts.**

For example, let's say you're a guitarist in Los Angeles looking for work on Vampr. There are 50,000 of you on the platform. How do you cut above that noise?

Boost your profile for 24 hours with Vampr Pro. Exhibit additional links to your work and make your profile standout with Vampr Pro. Get verifiied and reach out directly to your dream contact with Vampr Pro. The list goes on. We will be keeping our free tier almost identical to its current incarncation. The objective with Vampr Pro has always been about extending your possibilities on the platform, as opposed to introducing friction.

EBITDA Projection

Our business model is built on the assumption that if 4.5% of active Vampr users signed up to Vampr Pro, and we continue growing at 12.2% per month that we would cover costs within the first year of launch.


THE MATH
If 4.5% of our existing 75K MAUs who are growing at rate of 12.2% MoM
spend $4.99 / month on Vampr Pro, our post-investment EBITDA looks like:
vampr

	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5
Revenue	$339,859	$3,183,894	$6,367,788	$12,735,576	$25,471,151
Costs	$1,048,699	$1,744,664	$2,616,996	$3,925,494	$5,888,241
EBITDA	($708,841)	$1,439,230	$3,750,792	$8,810,082	$19,582,910


SUCCESS ASSUMPTIONS

Macro Assumptions
- Year 1 commences upon receipt of new funding
- Assumes capital injection of USD 1.5M
- Growth calculations up to and including Year 2 are based on historical growth trends
- 12 month MAU growth sits at 12.2% MoM and Signups at 19.9%
- Years 3-5 are calculated on growth trend of Year 1 & 2, modified to account for effects of scale, including slow-down and assume a 50% increase in development and marketing expenditure year-on-year

1. Contextual Ads
- $2 CPC or $0.40 CPE
- Minimum two-week engagement per campaign

2. Vampr Pro
- Subscription rate of 4.5% of Monthly Active Users based upon leading meet platform average
- Monthly subscription cost of $4.99

vampr

In 5 Years...




emanate
vampr
Emanate x Vampr partnership

Our recent partnership with **Emanate** and their blockchain technology provides just the first glimpse at how we're building towards a marketplace where our users can make money too. With Emanate, artists will receive **real time royalty payments** when their music is used or played.

You can learn more about this partnership by clicking here.

This is an exciting new space. We can't wait to incorporate this technology into the Vampr platform when the time is right. We are committed to exploring and signing partnerships with additional creator-friendly services, integrating valuable and useful APIs so that **Vampr will be a one-stop-shop for all your creative needs**.


5 YEARS FROM NOW – COMPLETE MARKETPLACE FOR THE ENTIRE ECOSYSTEM
amazon
vampr
= Current Integration
Integrated seamlessly with all essential services used by creatives
vampr

Investor Q&A

– COLLAPSE ALL

What does your company do?

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

Where will your company be in 5 years?

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Why did you choose this idea?

Baz and I are both lifelong musicians who spent many years struggling before making a living from our art. This story is not uncommon. The obstacles aren't talent or ambition. We simply didn't know the right people. There had to be a better way. With Vampr we are striving to eradicate this pain point for the next generation of creative souls.

What does the word Vampr mean?

To vamp in music is for a group of people to play "a short, simple introductory passage, usually repeated several times until otherwise instructed." This sums up what it means to

collaborate creatively and in some ways what it means to put yourself out there and network with others. As for the 'r' at the end? It just works!

Can I make money from this? ˅

That's the whole point! This offering is vastly different from traditional crowdfunding campaigns on Kickstarter etc, where you donate in exchange for a reward, perk or pre-sale of a product. When you invest in Vampr, you are buying a security in our company. Our job is to make the market value of that security go up!

Do you offer perks? ˅

Of course! Depending on the level of your Vampr investment, you will receive...

*A limited edition Vampr hat (you will need to supply us with your delivery address)

*A discount on Vampr Pro upon launch

*An Emanate Streaming Account

*A meeting with the founders

*An opportunity to help shape the future of Vampr with your input and ideas

What is your total addressable market size? ˅

Every person on the planet interacts or intersects with creativity on a daily basis. From the music we hear on the radio, to the movies we watch on Netflix right through to the billboards we see on the street, there is a list as long as your arm of professionals involved in its creation. With earlier iterations of Vampr we focused on acquiring the professional, semi-professional and hobbyist creatives.

But the reality is we live in an era where we are all creatives. Smart-phone technology and social networks have turned us all into producers and consumers of content, or 'prosumers', if tech talk is your thing. From the 500 million kids on TikTok to the 1 billion monthly users of Instagram, we all create and publish to a global audience in one way or another.

Whilst our platform puts creator needs first, Vampr is relevant and useful to almost everyone with a smartphone.

Whether it's couples looking for wedding bands, small businesses looking for graphic designers to help with branding, venues looking for art installations or of course music lovers looking to discover new indie talent in their immediate neighbourhood; these are just a few examples of the way people already use Vampr. This consumer demographic will be increasingly important as Vampr scales.

Why do creatives need to connect? ˅

The creative process is dependent on collaboration. Think of a 30 second Sesame Street music video and the personnel needed: music composers, puppeteers, set designers, script writers, pre-viz artists, actors, sound designers, camera and lighting people, producers, the list is exhaustive. Creatives ultimately need other creatives to make art happen, whether it's in the early-stage process of bouncing ideas around or in the realization of the creator's vision. Vampr helps creatives access the best talent for their current project, and collaborate to do great work.

Music, fashion designers and graphic artists are very different practices. Is it realistic that such a diverse group will find value in such a community? ˅

Creativity and the various skill sets needed for realization of ideas are inextricably bound. Extra value and richness comes with the cross fertilization of concepts and ideas. Over our careers as songwriters and artists Baz and I got to work with phenomenal creative minds across many other creative fields, from graphic designers to lighting technicians, marketing gurus to video directors. What we all had in common was a shared love for creating art and a burning desire to inspire one another, and ultimately our audience.

How do you get people to move over to your platform from a larger one (for example Facebook)? ˅

Platforms such as Facebook are primarily designed for socializing with your friends. You can't visit a large social network and type in "I'm looking for a video director in Connecticut who likes Pink Floyd and Tyler the Creator". Sure, there are limited classified options such as Groups, however, these networks were not designed with the discovery of new people in mind. It's not their core business. They were especially not designed for creatives to build a meaningful network of like-minded people. A community of people invested in your creative journey - it's opportunities, it's conversations, it's friendship and support. This is Vampr.

In 2019 the world observed a broad sentimental shift away from the bloated social networks of the late 2000's towards modern and niche platforms which meet the specific requirements of a user base. With Vampr we are not looking to replace these older networks, but rather serve the specific needs of our community.

Tell me more about this funding round. How have you put past investor money to work and what are your plans for the capital now being raised? ˅

Past investor money has been split relatively evenly between building and maintaining the product, R&D and marketing efforts. Given the social network aspect to our business, it will always be prudent to ensure that our budget is split evenly across these areas as there is no point in building an A+ product if there is nobody using it. In prior rounds we have defined specific milestones and uses of capital to work towards. This round is no exception. With $1,500,000 raised across Reg CF and a concurrent Reg D offering, Vampr would begin engineering on Vampr Pro, our subscription module, which has been in development for the past two years. We intend to develop an in-house sales team, further our multilingual app support (which has been critical to our strong adoption in non-English countries) and generate our first meaningful revenues, bringing the company to a position of self-sustainability. Should we not reach $1,500,000 now, we will explore additional fundraising avenues.

What's your exit strategy? ˅

We are aiming to build a viable stand-alone enterprise that serves as a core tool in every creative's arsenal. This business would continue into the future creating on-going cash flow to support future growth. Whilst such a business will have value in its own right, we have already entertained interest from major music industry players who seek insights into early music trends extrapolated from our proprietary match algorithm. This is not our core business and is unlikely to become so, but it does give insight into extended opportunities. We don't know if any of that corporate interest might result in serious future acquisition conversations, but it could be an option to explore should management decide to head in that direction in the future.

How many shares will I own if I invest the minimum $100? ˅

We are offering investors a position in a SAFE agreement with a valuation cap of $7,500,000. A SAFE provides rights to the investor for future equity in the company except without determining a specific price per share at the time of the initial investment. Upon the next institutional capital raise the SAFE will convert to common stock for investors in this round, with the exact number of shares calculated pro-rata at that time. For the first $250,000 of investment we are offering a 10% early bird discount which effectively sets a valuation cap of $6,750,000 for our early investors. Every investor will be able to monitor the status of their security from our Transfer Agent web portal, details of which will be supplied upon the closing of this round.

How are you able to offer liquidity without being publicly listed on a stock exchange? ˅

Once the SAFE converts into common stock, shareholders will be allowed to sell their securities in private transactions in accordance with the company's bylaws. In addition, there are exchanges now being set up to enable the buying and selling of JOBS Act securities. Regulation CF was introduced as part of the JOBS Act in 2012, however, given this space is relatively new some of this is still being worked out. Stay tuned!

I can get Vampr for free. How will Vampr generate income? ˅

Advertising is an obvious low hanging fruit and our business model accounts for 30% of revenues coming from this stream. We have already tested ad campaigns with the BBC and Atlantic records. We observed an average Click through rate 10x higher than that of Facebook. All that remains on this front is the hiring of a sales team and the development of a reliable process.

Far closer to our hearts is the introduction of Vampr Pro - our subscription, premium tier. Vampr Pro has been 2 years in the making. It's the product of extensive analysis of how other meet platforms and creative networks make money. We've also taken into account common feature requests from our existing community. Meet Platforms are social networks that are built on the interaction of strangers as opposed to friends. Think LinkedIn and Tinder, versus Facebook and Twitter. These platforms make the vast majority of money from premium features that enhance the user's networking opportunities, as opposed to running ads.

We will be keeping our free tier almost identical to its current incarnation. The objective with Vampr Pro has always been about extending your possibilities on the platform.

Our business model is built on the assumption that if 4.5% of active Vampr users signed up to Vampr Pro, and we're growing at 12.2% per month that we would cover costs within the first year of launch.

The Vampr user community extends well beyond the US. What is the current spread of international users? How do you see this international user-base growing and what value will it add to Vampr? ⌄

Vampr users are active in 198 countries with our largest bases in North America, India, Brazil and Europe. Spanish speaking markets are among our fastest growing and as such we plan on doubling our efforts to support and enhance multi-lingual support for Vampr users. Vampr creatives in non-Western countries are seeing value in being able to connect with their peers in creative hotspots such as New York and Berlin without the cost of an airfare or time away from home. This demographic will become increasingly important to Vampr as we roll out Vampr Pro and monetize the platform.

The music industry blockchain currency Emanate has partnered with Vampr. How do you see Emanate helping Vampr investors and Vampr users? ⌄

Blockchain technology is a fascinating space which we have been following carefully for some time. When we first started working on Vampr Pro we were interested in developing an in-app currency for our users which could be earned by active participation in the community, however we didn't have the resources or means to execute those plans at this stage. Meeting the Emanate team and entering into a joint venture shortly thereafter was serendipitous timing all round. By working with their team we can fasttrack some of these ideas and enrich the opportunities for Vampr users to make money from their art.

Financials

Vampr has financial statements ending December 31 2018. Our cash in hand is $21,045.01, as of June 2019. Over the three months prior, revenues averaged $10,000/month, cost of goods sold has averaged $5,800/month, and operational expenses have averaged $25,000/month.

At a Glance
January 1 to December 31

$129,315 +315%	-$268,427	$66,548 +340%
Revenue	Net Loss	Short Term Debt

$534,447	$21,045
Raised in 2018	Cash on Hand As of 06/ 7/19

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Vampr is a location-based social and professional mobile platform (the "Vampr App") which facilitates music discovery, networking, and communication between musicians, music industry professionals, and music fans. The Vampr App is available worldwide in nine languages.

Vampr was first organized as a limited liability company in Delaware on December 8, 2016 and reorganized as a Delaware corporation on May 2, 2019 in anticipation of this offering. Prior to May 2, 2019, operations were conducted by the Vampr group of companies, including Vampr LLC, as well at Vampr Pty Ltd and Bandlink Pty Ltd in Australia, which were organized in May 2015. Those entities undertook significant efforts developing the brand, Vampr App, and other intellectual property. As of May 2, 2019, all assets and operations have been transferred to Vampr Inc. While Bandlink Pty Ltd will continue to be an owner of Vampr Inc., Vampr Pty Ltd is no longer involved with any operations related to the Vampr App. As such, all future revenues and value generated by the company will occur within Vampr Inc. The reorganization and conversion was overseen by Australian and US counsel, and the financial statements have been retroactively consolidated. Additionally, documentation of the reorganization and conversion was reviewed as part of a due diligence report produced by CrowdCheck.

Who We Are and Mission

Vampr was co-created by Josh Simons and Barry Palmer, both accomplished musicians frustrated by the industry's outdated networking model. Pitched as Tinder meets LinkedIn for musicians, Vampr brings together the music industry's global talent, from guitarists to sound engineers, to booking agents and label representatives. Vampr was built for all parties in the music ecosystem, wherever they are in the world. Moving forward Vampr will seek to extend this service by expanding the platform to cover personnel in all other creative fields, from filmmakers to fashion designers.

Our Current Products and Market

The world's one billion casual musicians and aspiring music professionals spend $45 billion per year on personal development to advance their careers (extrapolated from various census polls between 2010-2018). Still, who you know ends up being the most critical element for advancing a music career. That is where Vampr fits in.

Vampr has made connecting easier through the Vampr App. The Vampr App allows music professionals to search for and discover potential collaborators, preview their skills and see common interests. From there a user will swipe their preference, connect, and start a potential collaboration.

The Vampr App is available for download from the Apple App Store and Google Play. Since the Version 2 release in July 2017, we have seen over 450,000 users sign up for the Vampr App. We have also generated active users in 198 countries, making us a true global mobile platform.

Our revenue is currently derived from our "freemium" product model. Users are able to sign up at no cost, but are presented with contextual ads and promoted content. Our Premium product is currently in development and we anticipate launch within 9 months of closing this raise. With this product, users will pay $4.99 per month and receive premium lead generation tools, increased profile visibility, the ability to have a verified account, and additional hosting space.

User Experience

The Vampr App relies on a robust backend and frontend code base, which allows it to be operational at all times. The Vampr App is functionless during any outages or down time, and is something we want to avoid. While any significant outage is possible and would negatively impact the company, historically, the Vampr App has grown to become far more stable in the past two years. In our recent review covering the period from February 13,

2019 to May 13, 2019, our Apple compatible version demonstrated 99.43% crash-free users, with 99.94% crash-free sessions. Our Android compatible version demonstrated 98.45% crash-free users and 99.71% crash-free sessions.

Historical Results of Operations

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $129,315 compared to the year ended December 31, 2017, when the Company had revenues of $31,128. Our gross margin was 46.33% in fiscal year 2018, compared to -1.69% in 2017.

- *Assets.* As of December 31, 2018, the Company had total assets of $293,860, including $28,282 in cash. As of December 31, 2017, the Company had $342,985 in total assets, including $76,360 in cash.

- *Net Loss.* The Company has had net losses of $268,427 and net losses of $253,682 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.

- *Liabilities.* The Company's liabilities totaled $600,995 for the fiscal year ended December 31, 2018 and $66,548 for the fiscal year ended December 31, 2017.

Our 2018 net revenues were $129,315 compared with 2017 net revenues of $31,128, while our cost of net revenues totaled $69,403, and $31,6543, respectively. As a result, gross profit for 2018 was $59,912 compared to a gross loss of $525 in 2017. The increased revenues resulted from our increased user base and corresponding ad revenue. In our cost of net revenues, we include server and other app maintenance expenses. These costs increased between 2017 and 2018 along with our user growth.

We also incur operating expenses that consist of general & administrative expenses, and sales & marketing expenses. For 2018, our total operating expenses amounted to $298,095, compared to $240,834 in 2017. Amortization charges on software developed by the company is included as part of our general & administrative expenses. Those costs amounted to $144,656 and $88,233 for 2018 and 2017, respectively.

As a result of the foregoing, our net loss for 2018 was $268,427, compared to $253,682 in 2017.

We also have intangible assets in the form of developed software for the App, which was valued at $194,067 at December 31, 2018 and $261,942 at December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $332,657 in equity and $534,447 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vampr Inc. cash in hand is $21,045.01, as of June 2019. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $5,800/month, and operational expenses have averaged $25,000/month, for an average burn rate of $20,800 per month. Our intent is to be profitable in 15 months.

Expenses have been minimized over the first few months of 2019 as we prepared for our Regulation Crowdfunding offering. Additionally, the company has effected a consolidation into a single Delaware corporation as of May 2, 2019.

Expenses will increase following the receipt of capital in this offering to support development of the Premium product. Should we require additional funding, we will seek funding from private investors or the company's parent.

To date, the company has been financed by its affiliate and current 100% owner, Bandlink Pty Ltd. Financing has come from the sale of convertible promissory notes by Bandlink Pty Ltd, which financed initial development of the App. These promissory notes are not liabilities of the company, but rather that of Bandlink Pty Ltd.

In addition to this current offering under Regulation Crowdfunding, we may seek out additional funding from private investors to meet the company's cash flow requirements. No private investors have been identified as of the date of this Form C.

Plan of Operations

We believe that raising the minimum funds in this offering will allow the company to move forward with developing our Premium product in 2019. Should we only raise the minimum, we may be required to seek additional capital if any complications arise during development.

As of March 31, 2019, the company has only 1 full-time employee. All other full-time team members are currently engaged as contractors, and we will continue to operate in this fashion until revenues are sufficient to sustain a dedicated team. Our current team consists of 1 fulltime iOS developer, 1 fulltime Android developer, 1 fulltime backend developer, a full time project manager/CTO, a part time QA tester, a fulltime Head of Growth, and our management group of Russell Colman as Treasurer, Barry Palmer as Director and Josh Simons as CEO, President and Secretary.

In the first month following raising the maximum amount we are seeking, we intend to bring on an additional iOS developer, Android developer, backend developer, and two sales staff. Additionally, we intend to move our QA tester into a fulltime position and double our marketing, allowing us to develop and release our Premium product and begin to realize revenues from that product.

As we move forward with the Premium product, we expect operational costs to increase as the userbase for the free version of the App continues to grow. We will also incur additional advisory expenses payable to Bandlink Pty Ltd equal to $17,500/month.

Trend Information

Funding Vampr's Growth to Date and Valuation

As a location-based social and professional mobile platform, our success depends on our user growth. As such, we assess our valuation based on our user growth and total sign-ups. Previous investors in the Vampr group of companies have supported this method of determining valuation as well, with total investments of approximately $900,000. To date, investors in Vampr have been drawn from the tech angel investor community and music industry executives in Australia and United Kingdom. Over the period from June 2016 to July 2017, these early stage investors came in at a company valuation of approximately $2.5 million, on a post-money basis. With that initial outside investment, we have expanded marketing and development of the Vampr App. As a result, user numbers have grown rapidly, as shown in our chart titled "Vampr company value and user numbers over time". In subsequent fundraising rounds, we have seen previous investors expand their investment in the Vampr group of companies as progressively higher valuations, most recently in December 2017 at a valuation of $4.2 million on a post-money basis.

Since that last investment Vampr user numbers have increased from fewer than 100,000 to nearly 450,000. We believe we are poised for additional user growth as we continue marketing and making the Vampr App ubiquitous among fledgling creatives. For this offering under Regulation Crowdfunding, we have established a valuation cap of $7.5 million. While a valuation cap is not a current valuation, it does express management's current understanding of the approximate value of the company.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	**Gross Margin:**	**Return on Assets:**
-208% @	46% @	-91% @
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.63@	$129,315 @	10% @
Revenue to Receivables:	**Debt Ratio:**	
192% @	23% @	

📄 2017-2018 VAMPR Financial Statements v4 Reviewed.pdf

Risks

1   The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

2   **Risks Relating to the Company and Its Business**

We have a limited operating history.

We have only been in business since 2015. While in that time we have gone from concept to over 450,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

3   We depend on the efforts of our small management team.

We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joshua Simons	CEO @ Vampr Inc.	2016
Barry Palmer	Director @ Weyo	2016
Russell Colman	Director @ Vampr	2019

Officers

OFFICER	TITLE	JOINED
Joshua Simons	President CEO Secretary	2016
Barry Palmer	COO	2016
Russell Colman	Treasurer	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bandlink Pty Ltd	425,173 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$1,500	SAFE
12/2018	$534,447	Convertible Note
12/2016	$332,657	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2018	$534,447	5.5%	0.0%	None	12/31/2019

Outstanding Debts

None.

Related Party Transactions

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/03/2019
Relationship	Parent company

The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/02/2019
Relationship	Parent company

The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock

Use of Funds

$300,000	App Development - $93,300; Sales and Working Space - $33,800; Marketing - $60,600; IT Operational - $16,000; Administrative Services - $4,000; Management (Wages and Bandlink Services) - $54,300; Offering Expenses - $20,000; Platform Fees - $18,000
$500,000	App Development - $166,000; Sales and Working Space - $57,000; Marketing - $101,000; IT Operational - $26,000; Administrative Services - $6,000; Management (Wages and Bandlink Services) - $94,0000; Offering Expenses - $20,000; Platform Fees - $30,000
$700,000	App Development - $235,000; Sales and Working Space - $79,000; Marketing - $139,000; IT Operational - $36,000; Administrative Services - $9,000; Management (Wages and Bandlink Services) - $140,000; Offering Expenses - $20,000; Platform Fees - $42,000
$1,070,000	App Development - $365,000; Sales and Working Space - $120,000; Marketing - $206,000; IT Operational - $55,000; Administrative Services - $13,800; Management (Wages and Bandlink Services) - $226,000; Offering Expenses - $20,000; Platform Fees - $64,200

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	425,173	Yes

The Funding Portal

Vampr is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.



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